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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8- 67208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carrington Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 W. Putnam Avenue
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Salce 203 661-6186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Third Floor	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/17

OATH OR AFFIRMATION

I, Bruce M. Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carrington Investment Services, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

DENISE VEJAR
Commission # 1894699
Notary Public - California
Orange County
My Comm. Expires Jul 4, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARRINGTON INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

To the Member of
Carrington Investment Services, LLC

We have audited the accompanying statement of financial condition of Carrington Investment Services, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Carrington Investment Services, LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in the supplemental report on internal control is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 25, 2011

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951
4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660 Tel: 949-222-2999 | Fax: 949-222-2989
Los Angeles Newport Beach San Diego Cayman Islands

CARRINGTON INVESTMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2010

ASSETS

CASH	$	336,190
PREPAID EXPENSES		21,234
Total assets	$	357,424

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES		
Accounts payable and accrued expenses	$	17,304
Due to affiliates, net		2,194
Total liabilities		19,498
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBER'S INTEREST		337,926
Total liabilities and member's interest	$	357,424

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS

The accompanying statement of financial condition includes the accounts of Carrington Investment Services, LLC, a Delaware limited liability company ("CIS"). CIS is a wholly-owned subsidiary of Carrington Investment Services Holdings, LLC, a Delaware limited liability company. CIS commenced operations on December 23, 2005, the day on which Carrington Investment Services Holdings, LLC made its initial $50,050 capital contribution to CIS. Carrington Investment Services Holdings, LLC made additional capital contributions of $340,000 during 2006 and $40,000 during 2008.

CIS is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Regulatory Authority Inc. ("FINRA") formally known as National Association of Securities Dealers, Inc. ("NASD"). It received NASD membership approval on July 11, 2006. CIS does not hold any securities in account for either itself or customers. Given that CIS acts on a "best efforts" basis and does not commit to purchase any portion of any of the deals it is involved in, take customer orders or hold securities either for its own account or that of customers, FINRA has set CIS's minimum net capital requirement at $50,000.

CIS participated in selling groups for residential mortgage backed securities issued by entities sponsored by Carrington Capital Management ("CCM"), an affiliated entity. CIS acted as a co-manager, supporting a syndicate of one or a group of lead managers in placing public certificates from Real Estate Mortgage Investment Conduit trusts with institutional investors. CIS acts on a "best efforts" basis and is considered to be a "selected dealer" focusing on placing the investment grade interests of such deals. Due to current market conditions, CIS did not participate in any selling groups during 2010.

CIS also assists in raising capital for and/or placing partnership interests in limited partnership entities and investment opportunities managed by CCM and/or its affiliates. For its services, CIS receives fees ranging from 10% to 20% of the fees earned by CCM and/or its affiliates in connection with the placement of such partnership interests or capital raised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statement. Management believes that the estimates utilized in the preparation of the statement of financial condition is reasonable. Actual results could differ materially from these estimates.

Revenue Recognition

Revenues generated through the placement of partnership interests or by raising capital for affiliate-managed transactions are recognized when earned, which is typically when the fees related to that transaction are received by the affiliate. Certain fees earned by CIS are contractually limited to time-frames as specified in the agreements.

CIS recognized revenue from its participation in selling groups at the point in time the deal it is assisting in syndicating closes. CIS recorded revenue equal to its agreed fee as noted in the syndication documents, less an estimate for assumed syndication costs. Upon final cash payment, an adjustment was made to revenue to reflect the actual payment received if different from the estimate previously recorded. CIS did not participate in any selling groups during 2010 due to deteriorating market conditions.

Cash

All cash is held at a major money center bank. At times, the amount of cash may exceed insured depository limits.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. At December 31, 2010, all of CIS's financial instruments are carried at fair value or amounts approximating fair value.

Income Taxes

CIS is a single-member limited liability company and as such is generally not liable for income tax. Instead, income or loss attributable to its operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state and local levels.

3. RELATED PARTY TRANSACTIONS

CIS's selling commissions were generated from acting as a selected dealer on mortgage-backed securities that are issued by an affiliate of CCM. In addition, marketing revenues are generated from sales of limited partnership interests in or capital raise efforts for CCM or its affiliated entities.

CIS currently shares office space with CCM. As such, CCM pays certain expenses on behalf of CIS including but not limited to rent, technology and other administrative costs. Costs that are not directly attributed to CIS are allocated back by CCM based on an expense sharing agreement ("Services Agreement"). These expenses are recorded in the period incurred.

A breakdown of total expenses allocated to CIS from CCM for 2010 is provided below:

Compensation and employee benefits	$	4,704
Communication and technology		2,072
Professional fees		1,230
Facility overhead		5,331
Other		6,180
Total	$	19,517

In addition to the allocated expenses above that are shared, the Services Agreement between CIS and CCM requires that CCM pay for certain expenses related to the operation of the CIS branch office in Santa Monica, California. The Santa Monica office generates the marketing revenues for CIS; however, it also generates revenues for other affiliates of CIS. Expenses from this office are attributed to CIS and the other affiliates of CIS based on an allocation of time incurred from the Santa Monica employees. The expenses pertaining to CIS totaled $37,364 for the year ended December 31, 2010. All capital and operating expenses for that office are paid by CCM and are contractually in CCM's name.

Net payables to affiliates represent reimbursements due to CCM of $2,194 under the Services Agreement.

4. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

CIS periodically generates its revenues by participating in underwritings of mortgage-backed bonds where it acted as a "selected dealer". As a "selected dealer", CIS is not required to nor does it commit to purchase any of the securities offered in the underwritings. CIS works strictly on a "best efforts" basis. In addition to its underwriting activities, CIS generates revenues by raising capital for certain investment opportunities managed by CCM and/or its affiliates.

4. COMMITMENTS AND CONTINGENCIES (continued)

Risks and Uncertainties (continued)

The revenues for both of these services are transaction–based and, as a result, could vary based upon the transaction volume and liquidity of the financial markets.

CIS's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on CIS's financial position.

From time to time, CIS may be involved in various claims, lawsuits and disputes with third parties, actions involving allegations of discrimination or breach of contract incidental to the ordinary operations of the business. CIS is not currently involved in any litigation which management believes could have a material adverse effect on CIS's financial position.

5. REGULATORY REQUIREMENTS

CIS is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the Net Capital rules under the Securities Exchange Act of 1934, and FINRA. Under these rules, CIS is required to maintain minimum Net Capital of the greater of $50,000 or $6^{2/3}$% of aggregate indebtedness, as defined. At December 31, 2010, CIS's Net Capital was $316,692, which exceeded the minimum requirement by $266,692. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules.

6. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2011, the date the financial statements were available to be issued, and it was determined that no additional disclosures were necessary.

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)1 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Carrington Investment Services, LLC

In planning and performing our audit of the statement of financial condition of Carrington Investment Services, LLC (the "Company"), as of December 31, 2010 (on which we issued our report dated February 25, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors Serving Clients Since 1951
4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660 Tel: 949-222-2999 | Fax: 949-222-2989
Los Angeles Newport Beach San Diego Cayman Islands

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, however the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company as of December 31, 2010, and this limitation does not affect our report thereon dated February 25, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 25, 2011

SQUAR MILNER

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Website: www.squarmilner.com